Members of: SEC Practice Session American Institute of CPAs Institute of Management Accountants Association of Certified Fraud Examiners Public Company Accounting Oversight Board	CFO ADVANTAGE, INC.	Jason F. Griffith, CPA, CMA Melissa R. Blue

July 7, 2004

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Dear Sir or Madam:

We consent to the inclusion of our report of April 9, 2004 on the Financial Statements of Crazy Grazer, LLC, as of December 31, 2003 in the 8-K/A being filed with the U.S. Securities and Exchange Commission. We have no basis to agree or disagree with other statements of the registrant contained therein.

If you should have any questions or need additional information, please call me at 702-736-1852.

Very truly yours,

/S/ CFO Advantage, Inc.

CFO Advantage, Inc.